UBS Asset Management (US) Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1
(In Thousands)

December 31, 2015

Stockholder's equity	$	22,885
Less non-allowable assets (see schedule on following page)		(3,998)
Net capital		18,887
Net capital requirement (greater of $250 or 2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 (2% of $0))		250
Excess net capital	$	18,637

There are no material differences between the amounts presented above and the amounts presented in Company's December 31, 2015, unaudited FOCUS Part IIA filing.